650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

July 17, 2012

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs

Jan Woo

Joyce Sweeney

Patrick Gilmore

Re:	Qualys, Inc.

Registration Statement on Form S-1

Filed June 8, 2012

File No. 333-182027

Ladies and Gentlemen:

On behalf of Qualys, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 5, 2012, relating to the Company’s Registration Statement on Form S-1 (File No. 333-182027) filed with the Commission on June 8, 2012 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the convenience of the Staff, we are providing marked copies of Amendment No. 1, this letter and all attachments to Jan Woo, Joyce Sweeney and Patrick Gilmore.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1.

General

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company acknowledges the Staff’s comment and understands that the Staff will need sufficient time to review the filing after the price range is included and that the inclusion of the price range may cause the Staff to issue additional comments. The Company will provide the price range in a subsequent amendment to the Registration Statement when available.

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

Securities and Exchange Commission

July 17, 2012

2.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company advises the Staff that neither the Company nor anyone authorized on behalf of the Company has provided written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. The Company undertakes to provide the Staff with copies of such materials in the event that they are provided to potential investors that are qualified institutional buyers or institutional accredited investors in the future.

In addition, the Company advises the Staff that no broker or dealer that is participating or will participate in the offering has published or distributed research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart our Business Startups Act. The Company undertakes to provide the Staff with copies of such research reports in the event that they are published or distributed in the future.

3.	We will contact you separately regarding your graphics.

The Company acknowledges the Staff’s comment and conversations between the Staff and the Company’s counsel that occurred on July 6, 2012. As discussed, the graphics have been revised in Amendment No. 1 to reflect the conversations between the Staff and the Company’s counsel.

Prospectus Cover Page

4.	Please revise your cover page to clarify the “certain reduced public company reporting requirements” with which you have elected to comply with. Alternatively, you may include this information in the prospectus summary and in the appropriate risk factor rather than the prospectus cover page.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4-5 of Amendment No. 1. Additionally, the Company respectfully advises the Staff that the Company believes that it has included disclosure in the risk factors on pages 32-34 of Amendment No. 1 that substantially addresses the Staff’s comment.

Prospectus Summary, page 1

5.	Please provide support for the assertion that you are a “pioneer and leading” provider of cloud security and compliance solutions.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that it has reliable third party support for its assertion that it is a “pioneer and leading” provider of cloud security and compliance solutions. As noted in the Registration Statement, the Company was founded in 1999 and released its first vulnerability management solution in 2000. The Company is recognized by industry experts as taking an innovative approach to vulnerability management and its solutions have won many awards and accolades (as noted in the supplemental support provided herewith).

Securities and Exchange Commission

July 17, 2012

In a March 6, 2012 report, Gartner, Inc. stated that “Qualys pioneered cloud delivery of [Vulnerability Assessment/Security Configuration Assessment] capabilities more than 10 years ago.” The Company has provided herewith as Exhibit A, on a supplemental basis, a copy of this report with the relevant portion highlighted. In addition, the Company has also provided herewith as Exhibit A, on a supplemental basis, copies of research reports issued by IDC, Frost and Sullivan, and Forrester, with relevant portions highlighted, which demonstrate the Company’s market leadership position in the vulnerability management space.

As noted in the materials referenced in the preceding paragraph and the supplemental materials provided to the Staff, the Company continues to be a leader in the vulnerability management market. The Company believes that its early position as an innovator and pioneer in the vulnerability management market combined with its continued position as a recognized leader in the maturing market supports the assertion that the Company is a “pioneer and leading” provider of cloud security and compliance solutions.

6.	With respect to all third-party statements in your prospectus — such as market data by IDC and Gartner — please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

In response to the Staff’s comment, the Company has provided herewith as Exhibit B, on a supplemental basis, the relevant portions of the industry research reports cited along with a cross-reference to the appropriate location in Amendment No. 1. None of these reports were prepared for the Company or in connection with the offering.

7.	Please provide supplemental support for your statement that your solutions have “enable[ed] faster implementation, broader adoption and lower total cost of ownership than traditional on-premise enterprise software products.” In addition, provide support that a majority of each of the Forbes Global 100 and Fortune 100 companies use the QualysGuard Cloud Platform.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 79 to state that “Since inception, our solutions have been designed to be delivered through the cloud and to be easily and rapidly deployed on a global scale across a broad range of industries, enabling faster implementation and lower total cost of ownership than traditional on-premise enterprise software products.”

The Company has provided herewith as Exhibit C, on a supplemental basis, copies of reports with the relevant portions highlighted, which support the Company’s statement that its solutions have “enable[ed] faster implementation and lower total cost of ownership than traditional on-premise enterprise software products.” An independent study by Forrester, titled the “Total Economic Impact of QualysGuard ,” supports the lower cost of ownership of QualysGuard compared to traditional on-premise enterprise software. Additionally, the Company has provided a study conducted by Manulife that shows the total cost savings of QualysGuard as compared to traditional on-premise enterprise software.

The above noted Forrester study and the attached case study of Cisco, which was conducted by EMA, address the faster implementation capabilities of QualysGuard.

Securities and Exchange Commission

July 17, 2012

In addition, the Company has provided herewith as Exhibit D, on a supplemental basis, materials reconciling the Company’s customer list and the companies in the Forbes Global 100 and Fortune 100 to support the statement that a majority of each of the Forbes Global 100 and Fortune 100 companies use the Company’s QualysGuard platform.

8.	Please disclose in the summary that your directors, executive officers and principal stockholders will continue to have substantial control over the company after the offering. Also, consider disclosing on the cover page the percentage of your voting power to be held by your affiliates following the offering.

In response to the Staff’s comment, the Company has revised its disclosure on page 4 of Amendment No. 1 to disclose in the prospectus summary the risks related to the substantial control that the Company’s directors, executive officers and principal stockholders may have over the Company following the offering. The Company considered disclosing that the Company’s directors, executive officers and principal stockholders may have substantial control over the Company following the offering on the prospectus cover page, but determined that adding disclosure in the prospectus summary gave the information the proper prominence for investors.

Risk Factors

9.	Please revise the sentence in the introductory paragraph to eliminate the disclaimer regarding omission of risks of which you are not currently aware or immaterial. We will not object if you state that this section includes risks you consider material of which you are currently aware.

In response to the Staff’s comment, the Company has revised its disclosure on page 13 of Amendment No. 1.

10.	Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or security. Some of your risk factors do not appear to fully describe the risks associated with that fact. For example, you state that your “quarterly operating results may vary from period to period” and that your growth may be slower than expected if you are “unable to continue to attract new customers.” Please revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text.

In response to the Staff’s comment, the Company has revised certain of its risk factor headings to ensure that each heading succinctly describes the specific risk or risks discussed in the text of the risk factor.

Undetected software errors or flaw in our cloud platform could harm our reputation… page 19

11.	We note your disclosure that you have experienced error or defects in the past in connection with new solutions and solution upgrades. It is unclear from the disclosure whether these errors or defects have had a material effect on the company. Please advise.

The Company respectfully submits to the Staff that none of the past errors or defects in the Company’s solutions or solution upgrades had a material effect on the Company.

Securities and Exchange Commission

July 17, 2012

Delays or interruptions in the manufacturing and delivery of our physical scanner appliances…page 25

12.	We note your disclosure that a single manufacturer builds your physical scanner appliances. Please tell us what consideration you have given to providing a description of any material contracts with this manufacturer and filing any agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully submits that it has determined that the agreement with its single manufacturer is not material and does not need to be filed as an exhibit to the Registration Statement pursuant to item 601(b)(10) of Regulation S-K. Specifically, this manufacturing agreement is the type that ordinarily accompanies the kind of business conducted by the Company and the Company’s business is not substantially dependent on this agreement. Based on its historical experience and periodic discussions with contract manufacturers, the Company believes that it would be readily able to secure similar manufacturing services from other contract manufacturers at a cost to the Company that is not materially different than the cost incurred with the current manufacturer. In addition, pursuant to the agreement, the manufacturer must provide the Company with at least 90 days’ advance notice prior to terminating the agreement. If the Company were to receive notice from the manufacturer of its intent to terminate the agreement, the Company believes that a transition to a new manufacturer would not cause substantial harm to the Company’s business or operating results.

Furthermore, even if such manufacturing capability was not available from a different source, the Company believes it would be able to continue to conduct its business substantially in the manner it is currently conducted by providing its virtual scanner appliances to all of its customers in place of the physical scanner appliances. The Company does not believe that a transition to virtual scanner appliances would cause substantial harm to the Company’s business or operating results because the virtual scanner appliances provide customers with substantially all of the same functionality as the physical scanner appliances.

For the foregoing reasons, the Company does not believe that it is required to file the agreement as an exhibit to the Registration Statement under Item 601 of Regulation S-K.

If we fail to maintain an effective system of internal control over financial reporting…page 32

13.	Please revise the last paragraph to clarify the “certain other circumstances” in which you would cease to be an emerging growth company.

In response to the Staff’s comment, the Company has revised its disclosure on page 33 of Amendment No. 1.

Industry and Market Data, page 40

14.	We note your statement that neither you nor the underwriters have independently verified the accuracy or completeness of any third-party information. Please be advised that you are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

Securities and Exchange Commission

July 17, 2012

In response to the Staff’s comment, the Company has revised its disclosure on page 40 of Amendment No. 1.

Use of Proceeds, page 41

15.	To the extent known, please provide more detail regarding the “working capital and other general corporate purposes” for which the net proceeds in this offering are intended to be used. We note your disclosure that you expect to spend $20 million through December 31, 2013 for capital expenditures. Consider disclosing the amount of proceeds that you intend to use for your other purposes. This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans.

The Company respectfully advises the Staff that, at present, it has no other specific plans with respect to the Company’s anticipated use of the net proceeds in this offering beyond what has been previously disclosed in the Registration Statement. The Company supplementally advises the Staff that, except as previously disclosed in the Registration Statement, the proceeds of the offering are not necessary under the Company’s current business plan for the Company to finance its expected capital expenditures or operating expenses through 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 52

16.	Consider expanding your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term. For example, consider discussing the uncertainties related to your plans to introduce new solutions and expand the source of your revenue from solutions other than the QualysGuard Vulnerability Management. As a further example, consider discussing trends related to subscription renewal rate to provide context to your disclosure that customers have historically renewed their subscriptions. Please refer to Section III.A of SEC Release No. 33-8350 for further guidance.

In response to the Staff’s comment, the Company has revised its disclosure on page 53 of Amendment No. 1 to discuss the known material opportunities, challenges and risks on which the Company’s executives are most focused. The Company further notes that it has included in Amendment No. 1 on pages 58, 60 and 62 expanded discussion about the changes in revenue that resulted from new customer subscriptions and increased revenues from existing customers in order to provide investors with additional information on trends of revenues from its existing customer base.

Key Metrics, page 53

17.	In a risk factor on page 16 you disclose that your business depends substantially on retaining your current customers and that you have limited historical data with respect to rates of customer subscription renewals, upgrades and expansions. On page 52 you disclose that historically at the end of each subscription period customers have typically renewed their subscriptions. Please tell us the extent to which you currently track renewal rates and upgrades/expansions in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating your company. Also, tell us what consideration you gave to disclosing these metrics, if available, for the periods presented in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

Securities and Exchange Commission

July 17, 2012

In response to the Staff’s comment, the Company has revised its disclosure on page 16 of Amendment No. 1. Additionally, the Company submits to the Staff that the Company tracks the impact of renewals and upgrades/expansions in dollar amounts in the aggregate rather than renewal rates, and the Company believes that these metrics are meaningful in managing its business. The Company has expanded its disclosure on pages 58, 60 and 62 of Amendment No. 1 to include additional information for each period presented related to the increase in the amounts of revenues from existing customers separate from the revenues generated from new customers added in that period. The Company believes the additional information will provide investors meaningful information on the growth trends of its revenues.

18.	We note your disclosure that a “substantial majority” of your subscriptions are one year in length. Please tell us what consideration you have given to specifying the percentage of customers with one-year subscriptions.

In response to the Staff’s comment, the Company has revised its disclosure on pages 10, 49 and 54 of Amendment No. 1.

Results of Operations

Comparison of Three Months Ended March 31, 2010 and 2011

Revenues, page 58

19.	You indicate that the increase in revenues was primarily due to new customer subscriptions and an increase in the purchase of subscriptions for additional solutions from existing customers. Please tell us what consideration you have given to quantifying the sources that contributed to material changes in revenues for the periods presented. Please see Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised its disclosure on pages 58, 60 and 62 of Amendment No. 1 to include information for each period presented related to the increase in the amounts of revenues from existing customers separate from the revenues generated from new customers added in that period.

Liquidity and Capital Resources, page 66

20.	We note that a significant amount of your revenues and pre-tax income are from subsidiaries outside of the U.S. Please tell us what consideration you have given to disclosing the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Securities and Exchange Commission

July 17, 2012

In response to the Staff’s comment, the Company has revised its disclosure on page 66 of Amendment No. 1.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk, page 70

21.	We note your statement on page 70 that you began using foreign exchange forward contracts in 2012. We also note your statement on page F-12 that you had one such contract outstanding as of December 31, 2011. Please advise.

In response to the Staff’s comment, the Company has revised its disclosure on page 70 of Amendment No. 1.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 72

22.	We note your disclosure on page 74 that in applying the market-based approach you identified companies similar to your business and used these guideline companies to develop relevant market multiples and ratios. Please revise to disclose the following:

•	The basis for the selection of the set of peer companies, including a discussion of what makes them comparable and any limitations or uncertainties over that comparability;

•	Disclose the significant multiples used for each valuation period;

•	Explain changes in the significant assumptions, such as the pool of companies considered or multiples used, at each of the valuation periods; and

•	Clarify whether the same set of comparable companies are used in all the relevant valuation estimates, such as the discount rate and volatility assumptions.

In response to the Staff’s comment, the Company has revised its disclosure on pages 74-78 of Amendment No. 1 to provide more insight into the basis for the selection of the comparable peer companies for all valuation estimates, the significant multiples used for each valuation period and any changes, if any, in significant assumptions.

23.	We note that you provide disclosure of the option grants and valuations through February 2012. Please revise to update your disclosure to provide similar information for each of the equity-related transactions subsequent to the February 2012 valuation period through the effective date of the registration statement. When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

In response to the Staff’s comment, the Company has revised its disclosure on pages 74, 77 and 78 of Amendment No. 1 to provide option grants and valuations subsequent to February 2012. In a subsequent amendment to the Registration Statement, when the Company has a price range for the IPO, the Company will include a reconciliation and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of the IPO offering range.

Securities and Exchange Commission

July 17, 2012

24.	Further, for any options granted subsequent to the most recent balance sheet date presented in your registration statement, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on page 73 of Amendment No. 1. The Company will continue to provide the requested information in all subsequent amendments to the Registration Statement.

25.	When you know your estimated IPO price, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

The Company acknowledges the Staff’s request to include the estimated offering price range in its Registration Statement. The Company confirms that it will do so in a subsequent amendment to the Registration Statement.

Further, the Company supplementally advises the Staff that it initiated formal discussions with the underwriters regarding the offering in March 2012, when the Company met with representatives from each of the underwriters, as well as representatives from other investment banks that are not participating in the offering. The purpose of the meetings was to select the underwriters for the offering. The underwriters did not provide the Company with any formal valuation of the Company at these meetings, and have not done so through the date of this response letter. The Company will promptly advise the Staff of the Company’s estimated offering price range when available, including the date on which the underwriters first communicate to the Company their estimated offering price range for the Company’s stock.

Business

Our Platform

QualysGuard Cloud Suite

QualysGuard Vulnerability Management, page 85

26.	Please provide supplemental support for your statement that QualysGuard VM is “an industry leading and award-winning solution.”

In response to the Staff’s comment, the Company respectfully directs the Staff to its response to comment 5 to support the statement that QualysGuard Vulnerability Management is an industry leading solution.

Securities and Exchange Commission

July 17, 2012

Furthermore, the Company supplementally advises the Staff that the following is a list of some of the industry awards that it has received recently for is QualysGuard Vulnerability Management solution:

•	Frost & Sullivan – 2012 Global Market Share Leadership Award in Vulnerability Management

•	SC Magazine – 2011 Best Vulnerability Management Tool

•	IDC – Worldwide Market Leader for Device Vulnerability Assessment in 2012

•	Information Security Magazine and SearchSecurity.com – Readers’ Choice Gold Award for Best Vulnerability Management Solution

The Company has provided herewith as Exhibit E, on a supplemental basis, materials with the relevant portions highlighted that document the Company’s receipt of these industry awards.

Our Customers

27.	We note you have included a selected list of customers. Please disclose whether each customer is a current customer and the objective criteria you have used in selecting the customers you identified by name, which will assist investors in understanding their significance to you. Indicate the percentage of your revenues each identified customer represents or otherwise indicate their level of significance.

The Company advises the Staff that each of the customers listed in Amendment No. 1 were selected based on their willingness to provide consent for the inclusion of their names in the Registration Statement. Additionally, the Company has revised the disclosure on page 89 of Amendment No.1, so that the customer list only includes those customers within its top 100 customer list based on revenues in 2011.

Intellectual Property, page 89

28.	It appears that you have four exclusive licenses to U.S. patents. Please disclose the duration and nature of these licenses or explain why you believe that you are not required to include this information. See Item 101(c)(1)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 91 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 108

29.	It appears that two of your directors, Donald Dixon and Yves Sisteron, each represent two of your significant shareholders. Please tell us, with a view toward disclosure, whether you have an agreement, oral or written, to have representatives from these customers serve on the company’s board of directors.

In response to the Staff’s comment, the Company has revised its disclosure on page 110 of Amendment No. 1. The Company notes that the Staff’s comment inquired as to whether the Company had an agreement “to have representatives from these customers serve on the Company’s board of directors.” The Company supplementally advises the staff that neither Trident Capital, Inc. nor GRP Partners is a customer of the Company.

Securities and Exchange Commission

July 17, 2012

Choice of Forum

30.	In light of several pending lawsuits challenging the validity of choice of forum provisions in companies’ organizational documents, please disclose that although you have included a choice of forum clause in your amended and restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

In response to the Staff’s comment, the Company has revised its disclosure on page 121 of Amendment No. 1.

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income (Loss), page F-5

31.	While your statement presents a total for comprehensive income (loss) it does not disclose the total for other comprehensive income (loss). In addition, we note that you do not separately disclose the income tax expense or benefit, if any, allocated to each component of other comprehensive income. Please revise your presentation or advise.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-5 and F-14 of Amendment No. 1.

Note 5. Commitments and Contingencies, page F-19

32.	We note your risk factor disclosure on page 28 regarding sales and use taxes that a successful assertion that the company should be collecting additional sales or other taxes on services in jurisdictions where you have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales. We further note your disclosure that applicability of sales taxes to your subscription services in various jurisdictions is unclear. Please tell us what consideration you gave to disclosing this uncertainty in your financial statement footnotes. Please refer to ASC 450-20-50-3 and 50-4.

In response to the Staff’s comment, the Company has revised its disclosure on page 28 of Amendment No. 1. The Company respectfully advises the Staff that the risk factor on page 28 of Amendment No. 1 addresses uncertainty in various taxing jurisdictions, specifically as it relates to the applicability of sales tax on the Company’s solutions. Some jurisdictions have different interpretations of rules and regulations and are not clear as to whether the Company’s solutions are considered software, a set of hosted solutions, services or some other type of revenue source. The Company believes that it has sufficiently accrued a liability, where estimable, for those jurisdictions it believes it may have exposure, in accordance with ASC 450-20-50-3 and 50-4. However, the Company has not accrued a liability associated with taxing jurisdictions where it is uncertain the Company’s solutions are taxable due to the varying interpretations of tax rules and regulations. Based on the above, the Company does not believe that additional disclosure in its financial statement footnotes is required.

Note 9. Income Taxes, page F-28

33.	We note your disclosure on page F-30 that determination of the amount of unrecognized deferred tax liability for temporary differences related to investments in non-U.S. subsidiaries that are essentially permanent in duration is not practicable. Please revise to disclose the cumulative amount of undistributed earnings from non-U.S. subsidiaries as required by ASC 740-30-50-2.

Securities and Exchange Commission

July 17, 2012

In response to the Staff’s comment, the Company has revised its disclosure on page F-30 of Amendment No. 1.

Exhibits

34.	We note your disclosure on page 17 that you host substantially all of your solutions from two third-party data centers. Please tell us what consideration you have given to including a description of any agreements with your third-party data centers and filing those agreements as exhibits to this registration statement. It appears that you may be substantially dependent upon these agreements and that they should be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company believes that the agreements regarding its two third-party data centers are not material contracts of the type specified under Item 601(b)(10(ii)(B) of Regulation S-K because they are contracts that ordinarily accompany the kind of business conducted by the Company, the Company is not substantially dependent on either third-party data center, and they do not fall within any of the categories specified in Item 601(b)(10)(ii).

The Company respectfully advises the staff that although the Company currently utilizes only two data center facilities to host its solutions, there are a number of other companies that could provide the Company with data center facilities and services that are substantially similar to those it receives from its current providers, at a cost to the Company that is not materially higher than the cost incurred with the current third-party data centers. In addition, as described in various places in the Registration Statement, including in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company expects to make investments in at least two new data centers in 2013. As the Company continues to increase the number of third party data centers, the Company’s reliance on the two current data centers will decrease.

Pursuant to the agreements with both data center providers, the data center providers must provide the Company with at least 30 days’ advance notice prior to terminating the agreement. If the Company were to receive notice from either of the providers of its intent to terminate the respective agreement, the Company believes that, while a transition could potentially be disruptive, it would not cause substantial harm to the Company’s business or results of operations.

As such, the Company has determined that it is not substantially dependent on its third-party data centers to maintain its business and operations, and therefore the agreements with these two third-party data centers are not required to be filed as exhibits to the Registration Statement pursuant to Item 601 of Regulation S-K.

* * * * *

Securities and Exchange Commission

July 17, 2012

Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to me or Jeffrey D. Saper at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

Enclosures

cc (w/encl.):	Philippe F. Courtot
Donald C. McCauley
Bruce K. Posey
Qualys, Inc.

Jeffrey D. Saper
Wilson Sonsini Goodrich & Rosati, P.C.

Timothy J. Moore
John T. McKenna
Cooley LLP

Timothy P. Zingraf
Grant Thornton LLP